RTN  STEALTH SOFTWARE INC.

(Formerly Arris  Resources  Inc.)

Interim Consolidated Financial Statements

Expressed  in Canadian Dollars

Three and  six months  ended  June 30,  2010

(Unaudited)

UNAUDITED  INTERIM  FINANCIAL STATEMENTS

In  accordance  with  National  Instrument  51-102  released  by  Canadian Securities  Administrators,  the

Company  discloses  that  its  auditors  have  not  reviewed  the  unaudited  consolidated  interim  financial statements  for  the three and  six  months  period  ended  June 30,  2010

RTN  STEALTH SOFTWARE  INC.

(Formerly Arris  Resources  Inc.)

Consolidated Balance  Sheets

(Basic of Presentation -  note 2)

(Unaudited - expressed in Canadian Dollars)

June  30

December 31

2010

2009

(Unaudited)

Assets

Current assets

   Cash and cash equivalents

$

175,035

$

379,284

   Marketable  securities  (note  6 &  9b)

–

1,448,800

   Amounts  receivable

15,568

242,744

   Prepaid expenses  (note  7)

208,333

10,000

   Short term investment (note  5)

50,033

–

448,969

2,080,828

Equipment (note  4)

11,671

3,940

License  &  software  (note  7)

8,278,500

–

Prepayment - long term (note  7)

407,986

–

Mineral properties   (note  6 &  9b)

–

67,185

Oil and gas  property (note  1)

–

1

$

9,147,126

$

2,151,954

Liabilities  and Shareholders' Equity

Current liabilities

    Accounts  payable  and accrued liabilities

$

10,754

$

75,072

10,754

75,072

   Note  payable  -long term (note  7)

2,503,500

–

2,514,254

75,072

Shareholders' equity

    Share  capital (note  8a)

8,605,580

3,919,865

   Contributed surplus  (note  8c)

2,604,737

670,374

   Accumulated comprehensive  income  (note  9b)

–

504,770

   Deficit

(4,577,445)

(3,018,127)

$

9,147,126

$

2,151,954

Subsequent events-note  10

See  accompanying  notes  to  the  interim consolidated  financial statements

Approved on behalf of the  Board of Directors

"Nikolas  Perrault"

"Lucky  Janda"

Director

Director

RTN  STEALTH SOFTWARE  INC.

(Formerly Arris  Resources  Inc.)

Consolidated Statements  of Operations

(Unaudited - expressed in Canadian Dollars  except for number of shares)

Three  months  ended June  30

Six months  ended June  30

2010

2009

2010

2009

Expenses

  Advertising and promotion

$

28,291    $

–

50,923    $

–

  Amortization

473

782

4,221

1,565

  Bank charges  and interest

823

267

1,062

359

  Foreign exchange  (gain)

-

12,084

-

(1,148)

  Management, consulting and administrative

147,535

15,000

181,135

35,000

   Office

14,052

991

17,053

1,043

   Professional fees

471

–

42,679

–

  Rent

7,500

15,000

20,000

35,000

   Property research fees

-

5,154

-

14,698

  Stock-based compensation (note  8b)

-

146,288

1,736,064

146,288

   Travel

6,461

–

7,961

–

  Trust and filing fees

5,217

15,829

15,022

18,910

Loss  before  the  following:

(210,823)

(211,395)

(2,076,120)

(251,715)

   Interest income

21

–

33

–

  Loss  in write  off of oil and gas  property (note  1)

(1)

–

(1)

–

  Release  of un-realized gain in relation to the  disposal of marketible  securities  (note  9b)

–

–

504,770

–

  Gain on spin-off of former subsidiaries  (note  6)

–

–

12,000

–

Net loss  for the  period

$

(210,803)   $

(211,395)

$      (1,559,318)   $

(251,715)

Loss  per share,  basic  and fully diluted

$

(0.00)   $

(0.00)

$

(0.01)   $

(0.00)

Weighted average  number of common shares

outstanding

111,779,497

68,517,965

105,632,330

68,517,965

See  accompanying notes  to the  interim consolidated financial statements

Consolidated Statements  of Deficit

(Unaudited - expressed in Canadian Dollars)

Three  months  ended June  30

Six months  ended June  30

2010

2009

2010

2009

Deficit,  beginning  of period

$      (4,366,642)   $      (2,458,975)

$      (3,018,127)   $      (2,418,655)

Net (loss) for the  period

(210,803)

(211,395)

(1,559,318)

(251,715)

Deficit,  end of period

$      (4,577,445)   $      (2,670,370)

$      (4,577,445)   $      (2,670,370)

See  accompanying  notes  to  the  interim consolidated  financial statements

RTN  STEALTH SOFTWARE  INC.

(Formerly Arris  Resources  Inc.)

Consolidated Statements  of Comprehensive  Income  (Loss)

(Unaudited - expressed in Canadian Dollars)

Three  months  ended June  30

Six months  ended June  30

2010

2009

2010

2009

Net loss  for the  period

$

(210,803)   $

(211,395)

$    (1,559,318)   $

(251,715)

Other comprehensive  loss  for the  period

-

-

-

-

Total comprehensive  loss  for the  period

$

(210,803)   $

(211,395)

$    (1,559,318)   $

(251,715)

See  accompanying notes  to the  interim consolidated financial statements

RTN  STEALTH SOFTWARE  INC.

(Formerly Arris  Resources  Inc.)

Consolidated Statements  of Cash Flows

(Unaudited - expressed in Canadian Dollars)

Three  months  ended June  30

Six months  ended June  30

Cash provided by (used in)

2010

2009

2010

2009

Operating  activities

  Income(loss) for the  period

$

(210,803)   $

(211,395)

$   (1,559,318)   $

(251,715)

  Items  not involving cash

      Accrued interest income

(21)

–

(33)

–

     Amortization

473

782

4,221

1,565

      Gain on spin-off of former subsidiaries  (note  6)

–

–

(12,000)

–

      Release  of un-realized gain in relation to the  disposal of marketible  securities  (note  9b)

–

–

(504,770)

–

      Management fees  paid by share  issuance  (note  7)

8,681

–

8,681

–

      Stock-based compensation (note  8b)

–

146,288

1,736,064

146,288

      Write  off of oil and gas  properties  (note  1)

1

–

1

–

(201,669)

(64,325)

(327,154)

(103,862)

  Net changes  in non-cash working capital

      Amounts  receivable

(3,193)

(230)

(10,825)

(1,533)

      Prepaid expenses

–

–

10,000

18,655

      Due  to (from) related parties

–

–

–

(52,500)

      Accounts  payable

(54,246)

15,796

(52,318)

30,144

(259,108)

(48,759)

(380,297)

(109,096)

Investing  activities

      Purchase  of equipment

(4,793)

–

(11,952)

–

      Acquisition of short-term investment

(40,000)

(25,000)

(50,000)

(25,000)

(44,793)

(25,000)

(61,952)

(25,000)

Financing  activities

      Share  subscription receivable

–

–

238,000

–

      Share  issuance  cost

–

271,425

–

271,425

–

271,425

238,000

271,425

Increase  (Decrease) in cash and cash equivalents

(303,901)

197,666

(204,249)

137,329

Cash and cash equivalents,  beginning  of period

478,936

39,029

379,284

99,366

Cash and cash equivalents,  end of period

$      175,035     $      236,695

$      175,035     $      236,695

Supplementary information:

Cash received from interest

$

–      $

–

$

–      $

–

Non-cash transactions:

Common shares  issued for the  acquisition of

license  and software  (note  7&  8b)

$   5,625,000     $

–

$   5,625,000     $

–

Common shares  issued for prepaid expense  and

prepayment-long term (note  7)

$      616,319     $

–

$      616,319     $

–

RTN STEALTH SOFRWARE INC.

(Formerly Arris Resources Inc.)

Notes to the Interim Consolidated Financial Statements

June 30, 2010

(Unaudited - expressed in Canadian dollars, unless stated otherwise)

1.

NATURE AND CONTINUANCE OF OPERATIONS

RTN   Stealth   Software   Inc.   (formerly   known   as   Arris   Resources   Inc.,   hereinafter   referred   to   as   the

“Company”  or  “RTN  Stealth”)  is  a  public  company  incorporated  in  the  Province  of  British  Columbia,

Canada.

On December 21, 2009, the Company changed its name from Arris Resources Inc. to RTN Stealth Software

Inc.  At  the  same  time,  the  Company  changed  its  trading  symbol  to  RTN.    The  Company  is  listed  on

Canadian National Stock Exchange.

Under  the  plan  of  arrangement  effective  January  5,  2010,  the  Company  transferred  its  interest  in  five

mineral   claims   in   British   Columbia,   Canada,   its   agreement   with   a   British   Columbia   manufacturing

company  to  distribute  its  earthquake  sensor  products  in  India,  and  its  marketable  securities  to  its  three

subsidiaries  to  complete  the  spin-off  of  its  three  former  subsidiaries  (note  6).   The  Company  has  entered

into  the  business  of  software  sales  and  executed  a  definitive  agreement  to  acquire  an  exclusive  and perpetual  license  for  security  trading  software:  the  Market  Navigation,  Trade  Execution,  and  Market

Timing Software, in January,  2010  and  also  acquired  trading software  in  May,  2010  (Note  7).  Management also  decided  to  abandon  its  remaining  interest  ($1)  in  oil  and  gas  properties  and  recorded  a  write  off expense  of  $1  in  June,  2010.  After  this  series  of  corporate  restructuring  and  acquisitions,  the  Company  is solely in the business of developing and promoting software for trading purposes.

The  Company  had  a  negative  working  capital  of  $120,118  and  accumulated  a  deficit  of  $4,577,445  as  at

June  30,  2010.  As the  Company has  changed  its  business  from resource  exploration to  a  software  business,

it  is  unsure  whether  the  Company  can  successfully  change  its  business  model  and  strategic  direction.   The

ability of the  Company to  continue  to  operate  as a  going concern is dependent upon its ability to  ultimately operate  its  business  at  a  profit.  To  date,  the  Company  has  not  generated  any  revenues  from  operations  and will  most  likely  require  additional  funds  to  meet  its  obligations  and  the  costs  of  its  operations.  As  a  result,

further losses are anticipated prior to the generation of any profits.

The  Company’s  future  capital  requirements  will  depend  on  many  factors,  including  the  costs  of  operating

the   software   business.   The   Company’s   anticipated   operating   losses   and   increasing   working   capital

requirements may require that it obtain additional capital to continue operations.

The  Company  will  depend  almost  exclusively  on  outside  capital.  Such  outside  capital  will  include  the  sale of  additional  shares.  There  can  be  no  assurance  that  capital  will  be  available  as  necessary  to  meet  these continuing  operating costs or,  if the  capital  is available,  that  it  will  be  on terms acceptable  to  the  Company.

Any  issuing  of  additional  equity  securities  by  the  Company  may  result  in  significant  dilution  to  the  equity interests of its  current  shareholders.  Obtaining commercial  loans,  assuming those  loans  would  be  available,

will  increase  the  Company’s  liabilities  and  future  cash  commitments.  If  the  Company  is  unable  to  obtain

financing  in  the  amounts  and   on  terms  deemed  acceptable,  the  business  and  future   success   may  be

adversely  affected,  thus  giving  rise  to  doubt  about  the  Company’s  ability  to  continue  as  a  going  concern.

The  financial  statements  do  not  reflect  adjustments  to  the  carrying  values  of  assets,  liabilities  or  reported results should the Company be unable to continue as a going concern.

RTN STEALTH SOFRWARE INC.

(Formerly Arris Resources Inc.)

Notes to the Interim Consolidated Financial Statements

June 30, 2010

(Unaudited - expressed in Canadian dollars, unless stated otherwise)

2.

BASIS OF PRESENTATION

These unaudited interim consolidated financial statements have been prepared in accordance  with Canadian

generally  accepted  accounting  principles  (“Canadian  GAAP”).   They  do  not  include  all  the  disclosures  as

required  for  annual  financial  statements  under  generally  accepted  accounting  principles.  These  unaudited interim  consolidated  financial  statements  should  be  read  in  conjunction  with  the  Company's  audited  annual consolidated  financial  statements  for  the  year  ended  December  31,  2009,  which  are  available  through  the internet on SEDAR at www.sedar.com.

These  consolidated  financial  statements  include  the  accounts  of  RTN  Stealth  Software  Inc.  and  its  wholly owned inactive subsidiaries: Arris Minerals Inc. (“AMI”) and Arris Oil & Gas Inc. (“AOG”).

All significant inter-company transactions and transactions have been eliminated upon consolidation.

3.

SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim consolidated financial statements follow the same accounting policies and methods of application as the Company's most recent audited annual financial statements for the financial year ended December 31, 2009, except as described below.

i)

New Accounting Standards Not Yet Adopted:

International Financial Reporting Standards ("IFRS")

The   AcSB   has   announced   its   decision  to   replace   Canadian  generally  accepted   accounting  principles

(“Canadian  GAAP”)  with  IFRS  for  all  Canadian  publicly-listed  companies.  The  AcSB  announced  that  the

changeover   date   will   commence   for   interim   and   annual   financial   statements   relating   to   fiscal   years

beginning  on  or  after  January  1,  2011.  The  transition  date  for  the  Company  to  changeover  to  IFRS  will  be

January  1,  2010.  Therefore,  the  IFRS  adoption  will  require  the  restatement  for  comparative  purposes  of amounts  reported  by  the  Company  for  the  year  ending  December  31,  2010.  The  Company  is  currently executing an IFRS conversion plan and is considering the accounting policy choices under IFRS.

4.

EQUIPMENT

June 30, 2010

December 31, 2009

Cost

Accumulated

Net

Net

Amortization

$

$

$

$

Office furniture

3,414

2,071

1,343

1,492

Computer equipment

21,901

11,823

10,078

2,347

Computer software

10,473

10,223

250

100

Leasehold improvements

2,522

2,522

-

-

33,517

26,166

11,671

3,939

5.

SHORT TERM INVESTMENT

The Company’s short term investment consisted of two  guaranteed investment certificates (“GICs”) with the principal amount totaling $50,000 plus accrued interest of $33. The two  GICs are issued by a Canadian chartered bank, have interest rates ranged from 0.82% to 1.4%, and will mature in the next 12 months.

RTN STEALTH SOFRWARE INC.

(Formerly Arris Resources Inc.)

Notes to the Interim Consolidated Financial Statements

June 30, 2010

(Unaudited - expressed in Canadian dollars, unless stated otherwise)

6.

CORPORATE RESTRUCTURING

On  November  2,  2009,  the  Company  and  its  three  former  wholly  owned  subsidiaries  Arris  Holdings  Inc.

(“AHI”),  CLI  Resources  Inc.  (“CLI”)  and  QMI  Seismic  Inc.  (“QMI”),  collectively  known  as  the  “Parties”,

entered  into  a  plan  of  arrangement  (“Arrangement  Agreement”)  whereby  the  three  former  subsidiaries would  spin-out  from  the  parent  company,  each  becoming  a  reporting  issuer  and  each  acquiring  an  asset from the Company in exchange for common shares (the “Common Shares”) of the respective subsidiary.

The  change  in  corporate  structure  was  effective  on  January  5,  2010  with  the  sequence  of  events  as summarized below:

I.

Altered  the  identifying  name  of  the  Company’s  Common  Shares  to  Class  A  Common  Shares

without par value, being the RTN Class A Common Shares.

II.

Created  a  class  consisting  of  an  unlimited  number  of  common  shares  without  par  value  (the

“ Common Shares’’).

III.

Each  issued  RTN  Class  A  Common  Share  was  exchanged  for  one  Common  Share  and  one  RTN

Class  A  Preferred  Share  (with  no  par  value).  The  RTN  Class  A  Common  Share  was  eliminated upon the completion of the Arrangement Agreement.

IV.

The  Company  transferred  its   interest  in  five   mineral  claims  in  Atlin,  British  Columbia  (the

Mineral  Properties)  to  CLI;  an  agreement  with  a  British  Columbia  manufacturing  company  to distribute  its  earthquake  sensor  products  in  India  (the  “Distribution  Agreement”)  to  QMI;  and  all

of  the  Company’s  marketable  securities  (the  “Equity  Portfolio”)  to  AHI  in  the  consideration  for

17,583,372  common  shares  of  each  of  CLI,  QMI,  and  AHI  (collectively  known  as  “Distributed

Shares”) issued by the three former subsidiaries respectively (note 9b).

V.

The  Company  redeemed  the  issued  RTN  Class  A  Preferred  Shares  for  consideration  consisting solely  of  the  Distributed  Shares.  Each shareholder  of record  as of the  close  business on November

5,  2009,  being  the  share  distribution  record  date,  of  the  Company,  has  received  its  pro-rata  share

of  the  Distributed  Shares.   RTN  Class  A  Preferred  Share  was  eliminated  upon  the  completion  of the Arrangement Agreement.

7.

ACQUISITION OF SOFTWARE

On January 19, 2010, the Company executed a definitive agreement with privately owned Market Guidance

Systems Inc. (“MGS”) whereby the Company acquired a fully supported exclusive and perpetual license to the Market Navigation, Trade Execution and Market Timing Software (the “RTN-Stealth Software”).

As  consideration  for  the  above,  the  Company  issued  5,000,000  Class  B  preferred  shares  to  the  shareholders of  MGS.  In  connection  with  the  acquisition,  the  Company  paid  a  company  controlled  by  a  director  of  the

Company  a  transaction  advisory  fee  of  250,000  Class  B  Preferred  Shares  (Note  8a).  Each  Class  B  Preferred

share is convertible into ten common  shares of the Company  when the cumulative net revenues derived from the license of the RTN-Stealth Software reach a total of US$20,000,000.

On May 17, 2010, the Company executed two  definitive agreements. In the first case the Company acquired the RTN-Stealth Software from MGS, and in the second case the Company purchased the EMC-ALGO

Software Suite from ENAJ Mercantile Corporation (“ENAJ”).

RTN STEALTH SOFRWARE INC.

(Formerly Arris Resources Inc.)

Notes to the Interim Consolidated Financial Statements

June 30, 2010

(Unaudited - expressed in Canadian dollars, unless stated otherwise)

In the first case, the Company issued twenty  million common shares of the Company to MGS shareholders which are escrowed in four equal tranches at 6, 9, 12, and 15 months, and has assumed  four promissory notes, in the amount totalling US$2,407,212 (C$ equivalent  2,503,500), owed by MGS as the consideration of the acquisition. In addition, the exclusive and perpetual license to market the RTN-Stealth Software that was acquired in January 2010 was cancelled upon the completion of the acquisition of the RTN-Stealth

Software.

The details of the four promissory notes assumed are as follows:

Due date

Interest rate

Others

Four promissory notes

Principal and

Canadian business

Senior to any and all other

with the principal

interest are due on

prime rate + 1%

shareholder loans and shall

totalling US$2,407,212

May 15, 2012

per annum

be paid in full prior to

(C$ equivalent 2,503,500)

compound annually     repayment by the Company

to any and all other

shareholder loans

In the ENAJ  case, the Company issued two  million five hundred thousand (2,500,000) common shares as consideration for the acquisition of the EMC-ALGO Software Suite from ENAJ. The 2.5 million common shares were issued to ENAJ and are escrowed in four equal tranches at 6, 9, 12, and 15 months.

Details of the two software acquisitions are summarized as follows:

$

$

RTN-Stealth Software:

Issuance of 20 million common shares of RTN each having a market value

5,000,000

of $0.25 per share on May 17, 2010

Assumption of four promissory notes

2,503,500

Cancellation of the license for the marketing of RTN-Stealth Software

150,000

7,653,500

EMC-ALGO Software:

Issuance of 2.5 million common shares of RTN each having a market value of $0.25 per share on May 17, 2010

625,000

625,000

8,278,500

Also the Company entered into a management agreement with Mr. Michael Boulter, the founder and chief technology officer of ENAJ in exchange for two million five hundred thousand common shares of the

Company as compensation. The  management agreement has a three (3) year term and grants the titles of

President and Chief Operating Officer of the Company.  The 2.5 million common shares of the Company are vested in three equal tranches at 12, 24, and 36 months from May 17, 2010.  As a result, the corresponding management fee is deferred and amortized as follows:

Expensed in the current quarter ended June 30, 2010

$

8,681

Deferred and amortized from July 2010 to June 2011

208,333

Deferred and amortized from July 2011 to May 2013(Long term)

407,986

$

625,000

RTN STEALTH SOFRWARE INC.

(Formerly Arris Resources Inc.)

Notes to the Interim Consolidated Financial Statements

June 30, 2010

(Unaudited - expressed in Canadian dollars, unless stated otherwise)

8.

SHARE CAPITAL

a)    Authorized and outstanding shares:

As at June 30, 2010 the authorized share capital of the Company consisted of the following:

-Unlimited number of Common Shares with no par value

-Unlimited number of Class B Preferred Shares with no par value.

Each  Class  B  Preferred  Share  is  convertible  into  ten  Common  Shares  when  the  cumulative  net  revenues derived from the license of the RTN-Stealth Software reach a total of US$ 20,000,000 (Note 7).

The continuity of the issued and outstanding shares of the Company as at June 30, 2010 is as follows:

Common Share (renamed as  Class  A common on January 5, 2010)

Number of shares

$

Outstanding balance, 12/31/2008

-

-

Issuance - Arrangement with Incana Investment Inc.

75,416,860

2,806,956

Exercise of options

6,050,000

190,575

Fair value of share options  allocated to shares  issued on exercise

-

45,845

Private placement, net of share issuance costs

17,500,000

876,489

Stock split and consolidation round off

-

-

Share issued for private placement finders  fee

450,000

-

Outstanding balance, 12/31/2009

99,416,860

3,919,865

Cancellation at January 5, 2010- Arrangement Agreement with AHI, CLI,

QMI (note 6)

(99,416,860)

(3,919,865)

Outstanding balance, 6/30/2010

-

-

This Class A common shares were eliminated from the Company’s share capital.

Common Share

Number of shares

$

Outstanding balance, 12/31/2008

-

-

Issuance

-

-

Redemption

-

-

Outstanding balance, 12/31/2009

-

-

Issuance -Arrangement Agreement with AHI, CLI, QMI (note 6)

99,416,860

2,205,580

Issuance -acquisition of RTN Stealth Software (note 7)

20,000,000

5,000,000

Issuace - managemnt agreement with the Chief Operating Officer (note 7)

2,500,000

625,000

Issuance-acquisition of ENAJ software  (note 7)

2,500,000

625,000

Outstanding balance, 6/30/2010

124,416,860

8,455,580

RTN STEALTH SOFRWARE INC.

(Formerly Arris Resources Inc.)

Notes to the Interim Consolidated Financial Statements

June 30, 2010

(Unaudited - expressed in Canadian dollars, unless stated otherwise)

Class  A preferred share

Number of shares

$

Outstanding balance, 12/31/2008

-

-

Issuance -Arrangement Agreement Inanca Investment Inc.

75,416,860

100,000

Redemption -Arrangement Agreement Inanca Investment Inc.

(75,416,860)

(100,000)

Outstanding balance, 12/31/2009

-

-

Issuance -Arrangement Agreement with AHI, CLI, QMI (Note 5)

99,416,860

1,714,285

Redemption & cancellation- Arrangement Argreement with AHI, CLI,

QMI (note 6)

(99,416,860)

(1,714,285)

Outstanding balance, 6/30/2010

-

-

This class of preferred share (Class A) was eliminated from the Company’s share capital.

Class  B preferred share

Number of shares

$

Outstanding balance, 12/31/2008

-

-

Issuance of new class  of preferred shares

-

-

Redemption of new class  of preferred shares

-

-

Outstanding balance, 12/31/2009

-

-

Issuance -acquisition of software license (Note 7)

5,250,000

150,000

Outstanding balance, 6/30/2010

5,250,000

150,000

b)  Stock Options

RTN has an incentive stock option plan authorizing the Company to issue incentive  stock options to directors, officers, employees and consultants of the Company.  No specific vesting terms are required.

The option price shall not be less than the fair market value of the Company’s common shares on the grant date. In February 2010, the Company awarded its directors, officers, employees and consultants a total of

5,650,000 stock options at an exercise price of $0.32 with the expiry date of February 24, 2015.  The fair value of each option at the date of grant was estimated at $0.31/option by using the Black-Scholes option pricing model with the following assumptions:

Risk free interest rate

3.25%

Expected life

5 years

Volatility

232%

Expected dividends

nil

The 5,650,000 granted options had a fair value of $1,736,064 at the grant date and all the granted options were vested immediately on issuance. As a result, the Company recognized $1,736,064 in stock-based compensation expense and credited to contributed surplus to account for the vesting of the options (Note 8c )

during the  quarter.

RTN STEALTH SOFRWARE INC.

(Formerly Arris Resources Inc.)

Notes to the Interim Consolidated Financial Statements

June 30, 2010

(Unaudited - expressed in Canadian dollars, unless stated otherwise)

The continuity of the outstanding stock options of the Company as at June 30, 2010 is as follows:

Number of outstanding

Weighted Average

option

Exercise Price

$

Balance, December 31, 2009

-

-

Grants

5,650,000

0.32

Expired/Cancelled/Consolidated

-

-

Exercised

-

-

Balance, June 30, 2010

5,650,000

0.32

As  at  June  30,  2010,  there were  5,650,000  stock  option  outstanding  with  a  weighted  average  exercise  price of $0.32 per share and a remaining life of 4.67 years.

c)    contributed surplus

The continuity of the contributed surplus is as follows:

Contributed Surplus

$

Balance, 12/31/2008 & 2009

670,374

Stock option granted (note 8b)

1,736,064

Cancellation of Class  A  preferred share- Arrangement Argreement with

AHI, CLI, QMI (note 6)

198,299

Balance, 6/30/2010

2,604,737

9.

RELATED PARTY TRANSACTIONS

a)     During  the  three  months  ended  June  30,  2010,  rental  expense,  accounting  fees,  and  consulting  fees charged  by  a  company  controlled  by  the  CEO,  the  CFO,  and  a  company  controlled  by  the  Executive  Vice

President  were  $7,500  (2009  -  $9,750),  $5,175  (2009-  $nil),  and  $9,000  (2009  -  $nil)  respectively.  The

President of the Company has also charged the Company management fees of $8,681 in the current quarter

(note  7).  The  Company  owed  $1,475  to  the  CFO  (2009  -  $nil)  and  had  no  balance  owing  to  the  company controlled  by  the  CEO,  the  Vice  President,  and  the  President  as  at  June  30,  2010. These  transactions  have occurred  in the  normal  course  of operations and  management represents that  they have  occurred  on a basis consistent with those involving unrelated parties, and accordingly they are measured at their fair values.

b)    The Arrangement Agreement envisioned the transfer of the  Mineral Properties, the Distribution Agreement,

and  the  Equity  Portfolio  (collectively  the  “Transferred  Assets’)  from  RTN  Stealth  to  CLI,  QMI,  and  AHI respectively.  As consideration  for  the  transfer,  the  controlling interest  in the  common  shares of CLI,  QMI,

and  AHI  was  immediately  distributed  to  the  shareholders  of  RTN  Stealth.  (Note  6(IV)).  The  shareholders

of   RTN   Stealth   at   the   time   of   the   transfer   continued   to   collectively   own   the   Transferred   Assets.

Consequently, there  was no substantive change in the beneficial ownership of the Transferred Assets at the time  that  the  Transferred  Assets  were  vended  to  RTN  Stealth.  As  such  the  transfer  of  the  Mineral

Properties,   Distribution   Agreement,   and   the   Equity   Portfolio   was   recorded,   in   accordance   with   the

Canadian generally accepted accounting principles, at the carrying values as follows

RTN STEALTH SOFRWARE INC.

(Formerly Arris Resources Inc.)

Notes to the Interim Consolidated Financial Statements

June 30, 2010

(Unaudited - expressed in Canadian dollars, unless stated otherwise)

Value of the transfer being the carrying

value at RTN Stealth’s account on

Mineral Properties

January 5, 2010

five mineral claims in the areas located near Gladys

Lake Molybdenum occurrences in the Atlin Mining

District, British Columbia

$

67,185

Distribution Agreement

Distribution Agreement with a British Columbia

private company to distribute its seismic sensors in

India.

$

1

Value of the transfer being the

Number of

carrying value at RTN Stealth’s

Equity Portfolio

shares

account on January 5, 2010

Publicly traded common shares

-Desert Gold Ventures Inc.

300,000

$

240,000

-Ona Power Corp.

2,800,000

509,600

-Maxtech Ventures Inc.

440,000

228,800

Share   purchase   warrants   of   publicly   traded

shares

-Ona Power Corp.

2,800,000

470,400

$

1,448,800

The  Company  recorded  to  the  account  of  accumulated  other  comprehensive  income  of  $504,770  in  fiscal

2009  to  account  for  the  un-realized  gain  earned  from  the  appreciation  in  the  market  value  of  the  Equity

Portfolio. The Company reclassified  the  whole  amount  of $504,770 from “other  comprehensive income” to

“release  of  un-realized  gain  in  relation  to  the  disposal  of  marketable  securities”  in  accordance  with  the

Canadian  generally accepted  accounting principles  when the Equity Portfolio was transferred to AHI upon the completion of  the Arrangement Agreement.

10.    SUBSEQUENT EVENTS

On  July  30,  2010,  the  Company  announced  its  intention  to  proceed  with  a  private  placement  consisting  of up  to  4,285,714  Units  at  a  price  of  $0.35  per  Unit  to  raise  gross  proceeds  of  up  to  $1,500,000.  Each  Unit consists  of  one  common  share  and  one  half  common  share  purchase  warrant  of  the  Company.  Each  share purchase  warrant  entitles  the  holder  to  acquire  one  common  share  of  RTN  at  $0.40  per  share  on  or  before

July 30, 2011.  This private placement is expected to close on or around August 31, 2010.